

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 26, 2008

<u>Via U.S. Mail</u>

James A. Courter
Vice Chairman and Chief Executive Officer
IDT Corporation
520 Broad Street
Newark, NJ 07102

      Re: IDT Corporation
               Form 10-K for the Year ended July 31, 2007
               Filed October 15, 2007
               File No. 001-16371

Dear Mr. Courter:

      We have reviewed your response letter dated February 13, 2008 regarding the above filing and have the following additional material comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please confirm in writing that you will comply with our comment in future filings and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K</u>

<u>2007 Compensation for Non-Employee Directors, page 8</u>
<u>2007 Director Compensation Table, page 10</u>

1.   We note your response to comment one in our letter dated February 1, 2008. The cited Staff interpretation includes the following statement: ". . . and the conditions in Instruction 5.a.ii to Item 404(a) of Regulation S-K are satisfied." Please advise us how you determined those conditions were satisfied. If those conditions were not satisfied, you are required to disclose all material information

regarding the transaction pursuant to Regulation S-K Item 404(a)(1)-(6). It is not apparent that a statement of total compensation provides all material information regarding Mr. Jonas's compensation.

*　　*　　*　　*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Harrington, Staff Attorney, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief

Cc:　　Joyce Mason
　　　　Executive Vice President, General Counsel and Secretary
　　　　Via facsimile: (973) 438-1503